UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MAIDEN HOLDINGS, LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G5753U112

(CUSIP Number)

Keith Lyon

General Counsel

Catalina Holdings (Bermuda) Ltd

Cumberland House

1 Victoria Street, 7th Floor, Hamilton HM11, Bermuda

Tel:  +1 441 494 6368

With a Copy to:

Nicholas F. Potter, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Tel: 212 909 6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5753U112

1.	Name of Reporting Person CATALINA HOLDINGS (BERMUDA) LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,643,981

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,643,981

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,643,981

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.99%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)                                 Calculated based on the 83,143,237 aggregate number of shares of Common Stock (as defined below) stated to be outstanding on August 3, 2018 by the Issuer (as defined below) in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2018.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the statement on Schedule 13D initially filed April 2, 2018 (as amended or supplemented up to the date hereof, the “Schedule 13D”) by and on behalf of Catalina Holdings (Bermuda) Ltd., a Bermuda registered and domiciled holding company (“Catalina”), relating to the common stock, par value $0.01 per share (“Common Stock”), of Maiden Holdings, Ltd., a Bermuda registered and domiciled holding company (the “Issuer”).  Information reported in the Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 1.

Item 2. Identity and Background

Item 2 is hereby amended by deleting the information regarding Mr. Michael Murray from the table of directors and executive officers of Catalina.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following after the last paragraph:

On September 12, 2018, Catalina purchased 2,022,081 shares of Common Stock in the open market at an aggregate purchase price (excluding brokerage commissions) of $4,592,697.25, and on September 13, 2018, Catalina purchased an additional 460,000 shares of Common Stock in the open market at an aggregate purchase price (excluding brokerage commissions) of $1,135,948.00.  The source of the funds used by Catalina to purchase these shares of Common Stock was working capital of Catalina.

Item 5.         Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)  Catalina beneficially owns in aggregate 6,643,981 shares of Common Stock, which represent 7.99% of the outstanding Common Stock based on 83,143,237 shares outstanding as of August 3, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2018.

(b)  Catalina has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 6,643,981 shares of Common Stock.

(c)  The information set forth in Item 3 above is hereby incorporated by reference into this Item 5. The following table lists all the transactions in Common Stock effected during the past sixty days by Catalina.  All such transactions were effected on the open market.

Shares of Common Stock Purchased	Price per Share ($)	Date of Purchase
2,022,081	2.271(1)	09/12/2018
460,000	2.469(2)	09/13/2018

(1) This price reflects the weighted average purchase price for open-market purchases on September 12, 2018, within a $1.00 range.  The actual prices for these transactions range from $2.250 to $2.500 inclusive.  Catalina undertakes to provide upon request by the Commission staff full information regarding the number of shares of Common Stock purchased at each separate price within the range set forth in footnotes (1) and (2).

(2) This price reflects the weighted average purchase price for open-market purchases on September 13, 2018, within a $1.00 range.  The actual prices for these transactions range from $2.425 to $2.500 inclusive.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2018

CATALINA HOLDINGS (BERMUDA) LTD.

By:	/s/ Brenda Lehmann
	Name:	Brenda Lehmann
	Title:	Vice President, Alternate Director and Deputy Group General Counsel